SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 Amendment No. 3


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Schedule 14D-9, Amendment No. 3, is being filed to report the execution on September 18, 2001, of Amendment No. 1 to Agreement and Plan of Share Exchange by and among Pierre Foods, Inc. (the "Company"), PF Management, Inc. ("PF Management"), James C. Richardson, Jr. and David R. Clark (the "Amendment"). The Amendment amends Sections 2.2(b)(i) and 2.3(b) of the Agreement and Plan of Share Exchange (the "Agreement") (attached as Exhibit
(d)(1) to Schedule 13E-3 filed with the Securities and Exchange Commission on July 9, 2001) to extend the expiration date of the Agreement from September 30, 2001, to March 2, 2002, and to provide that the Company will reimburse PF Management's Expenses (as that term is defined in the Agreement) in the event the Agreement expires and the Company enters into an Acquisition Transaction (as that term is defined in the Agreement) within one year. In exchange for the Company's entering into the Amendment, PF Management has agreed to continue to forbear in the exercise of its right to terminate the Agreement and receive reimbursement of its Expenses.

                               AMENDMENT NO. 1 TO
                      AGREEMENT AND PLAN OF SHARE EXCHANGE


         THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF SHARE EXCHANGE (this "Amendment") is made and entered into as of September 18, 2001 among Pierre Foods, Inc., a North Carolina corporation (the "Company"), PF Management, Inc., a North Carolina corporation (the "Acquiror" and, together with the Company, the "Participating Corporations"), and James C. Richardson, Jr. and David R. Clark, who are the principal shareholders of the Acquiror (the "Principal Shareholders").

                              Statement Of Purpose

         The Company, the Acquiror and the Principal Shareholders are parties to that certain Agreement and Plan of Share Exchange dated as of April 26, 2001 (the "Agreement"). The Special Committee has received a proposal by William E. Simon & Sons Private Equity Partners, L. P. and Triton Partners (Restructuring) L.L.C. (collectively, "Triton") to acquire any and all shares of the Common Stock for a purchase price of $2.50 per share, subject to the conditions set forth in the proposal. By letter dated July 31, 2001, the Acquiror, at the request of the Special Committee, advised the Special Committee that PFMI does not presently intend to exercise its right to terminate the Agreement and to receive reimbursement of its Expenses while the Special Committee engages in discussions with Triton.

         The parties acknowledge that the Acquiror is presently entitled to terminate the Agreement and receive reimbursement of its Expenses. However, the Acquiror is willing, until further notice, to continue to forbear in the exercise of its right to terminate the Agreement as set and to receive reimbursement of its Expenses, provided the Company enters into an amendment to the Agreement to extend the expiration date of the Agreement and to provide for the Company's payment of the Acquiror's Expenses in the event the Agreement expires and the Company and Triton (or any other third party that has made a proposal for an Acquisition Transaction during the term of the Agreement) enter into an Acquisition Transaction within one year after such date. The Board of Directors of the Company, based on a recommendation of the Special Committee, has authorized the Company to enter into this Amendment for such purposes.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS
                                   -----------

         Capitalized terms not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement.

                                    ARTICLE 2
                                   TERMINATION
                                   -----------

         1. Section 2.2(b)(i) of the Agreement is hereby amended by changing "September 30, 2001" to "March 2, 2002".



         2. Section 2.3(b) of the Agreement is hereby amended by removing the word "or" from the end of subparagraph (ii), inserting the word "or" at the end of subparagraph (iii), and adding the following new subparagraph (iv):



                  "(iv)    this Agreement shall have expired on the date set
         forth in Section 2.2(b)(i) and within 12 months after such date the Company shall enter into a definitive agreement providing for an Acquisition Transaction (as defined in Section 2.4(d)(i)) with
         William E. Simon & Sons Private Equity Partners, L. P. or Triton Partners (Restructuring) L.L.C., or an affiliate thereof, or with any third party that, prior to the date set forth in Section 2.2(b)(i), submitted to the Company or publicly disclosed a proposal to enter into an Acquisition Transaction;"


         3. Clause (B) of Section 2.3(b), which appears in the last two lines of Section 2.3(b), is hereby amended and restated as follows:

                  "(B) an Acquisition Transaction under the circumstances described in Section 2.3(b)(ii) or (iv)."









              [The remainder of this page is intentionally blank.]

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date indicated above.

                                       PIERRE FOODS, INC.


                                       By:      /s/ Bobby G. Holman
                                          --------------------------------------
                                           Bobby G. Holman
                                           Chairman of the Special Committee
                                           of the Board of Directors

                                       PF MANAGEMENT, INC.


                                       By:      /s/ David R. Clark
                                          --------------------------------------
                                           David R. Clark
                                           President

                                       /s/ James C. Richardson, Jr.
                                       -----------------------------------------
                                       James C. Richardson, Jr.
                                       (Solely for the purpose of Sections 4.4
                                        and 2.5 of the Agreement)

                                       /s/ David R. Clark
                                       -----------------------------------------
                                       David R. Clark
                                       (Solely for the purpose of Sections 4.4
                                        and 2.5 of the Agreement)

WOMBLE                  3300 First Union Center
CARLYLE                 301 South College Street
SANDRIDGE               Charlotte, NC  28202-6025
& RICE                  Telephone:  (704) 331-4900
                        Fax:  (704) 331-4955
                        Web Site:  www.wcsr.com               Garza Baldwin, III
                                                    Direct Dial:  (704) 331-4907
                                                     Direct Fax:  (704) 338-7828
                                                      E-mail:  gbaldwin@wcsr.com


                                  July 31, 2001



Via Telecopy (313) 963-9308

Patrick Daugherty
Foley & Lardner
150 West Jefferson
Suite 1000
Detroit, MI 48226-4416

         Re: Agreement and Plan of Share Exchange, Dated as of April 26, 2001, among Pierre Foods, Inc. ("Pierre"), PF Management, Inc. ("PFMI"), James C. Richardson, Jr. and David R. Clark (the "Agreement")

Dear Pat:

         This letter confirms our telephone conversation yesterday relating to the proposal dated July 18, 2001 by William E. Simon & Sons, and Triton Partners (collectively, "Triton").

         As we discussed, under Section 2.2(e) of the Agreement, PFMI would have the right to terminate the Agreement upon notice to Pierre and the Special Committee in accordance with Section 2.3 and to be paid its expenses in accordance with Section 2.3(b) if the Special Committee fails to reject Triton's proposal by tomorrow.

         On behalf of PFMI, this will confirm that PFMI does not presently intend to exercise its right to terminate the Agreement and to request payment of its expenses as set forth above while the Special Committee engages in discussions with Triton and its advisers. However, this letter shall not constitute a waiver by PFMI of its right to terminate the Agreement upon notice to Pierre and the Special Committee in accordance with Section 2.3 of the Agreement.

         This letter will further confirm, on behalf of PFMI, that, notwithstanding the absence of the Board determination required by Section 2.4(d)(iii) of the Agreement, the Special Committee and its legal and financial advisers (or any one or more of them) may continue to engage in substantive discussions with Triton and its legal and financial advisers (or any one or more of them) with respect to Triton's proposal, provided that the parties do not reach an agreement regarding the proposal or any material term or provision thereof without first complying with Section 2.4(d)(iii) and any other applicable provisions of the Agreement.

                                                                   July 31, 2001
                                                                          Page 2


         We remind the Special Committee of the obligations of Pierre and its representatives, including the Special Committee, under Section 2.4(e) of the Agreement, which requires the Special Committee to update PFMI on an ongoing basis regarding the status of the Special Committee's discussions with Triton and/or its representatives.

                                        Sincerely yours,

                                        /s/ Garza

                                        Garza Baldwin, III

GBIII:msd
cc:  David R. Clark